Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

APPROVAL ON THE ISSUANCE OF CORPORATE BONDS BY THE ISSUANCE

REVIEW COMMITTEE OF CHINA SECURITIES REGULATORY COMMISSION

Reference is made to the announcement of PetroChina Company Limited (the “Company”) dated 18 May 2011 in relation to, amongst others, the resolutions passed at the annual general meeting of the Company for the year 2010 (the “Announcement”). Pursuant to the Announcement, the board of directors of the Company (the “Board”) was granted a general mandate to determine and handle the issue of debt of financing instruments of the Company in the outstanding balance amount of up to RMB100 billion, upon such terms and conditions to be determined by the Board. The mandate is valid for a period from the passing of this resolution at the annual general meeting of the Company for the year 2010 until the conclusion of the annual general meeting of the Company for the year 2012.

On 18 July 2012, the Issuance Review Committee of China Securities Regulatory Commission approved the application by the Company for the issuance of corporate bonds. Pursuant to the approval, it is expected that the Company may issue corporate bonds with principal amount of not more than RMB40 billion in multiple tranches at the Shanghai Stock Exchange. Further announcement will be made as and when the Company receives the written notice of approval from the China Securities Regulatory Commission.

By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board

Beijing, the PRC

19 July 2012

As at the date of this announcement, the Board comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping as the Vice Chairman and executive director; Mr Liao Yongyuan and Mr Ran Xinquan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.